JEFFREY ROBERT VETTER	October 11, 2012	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Edwin Kim, Attorney-Advisor Patrick Gilmore, Accounting Branch Chief David Edgar, Staff Accountant

Re:	Workday, Inc. Registration Statement on Form S-1 Filed August 30, 2012 File No. 333-18360

Ladies and Gentlemen:

On behalf of Workday, Inc. (the “Company”), we are responding to the oral comments of the staff of the Commission (the “Staff”) from our telephone conference of October 10, 2012.

The Company advises the Staff that in light of the significant difference between the proposed initial public offering price range and the Company’s recent contemporaneous stock valuations, it has re-evaluated the valuation analyses as of May 1, 2012, June 30, 2012 and July 31, 2012 for the purpose of determining whether there should be a re-assessment of the fair value of the Company’s common stock for purposes of determining share-based compensation expense for equity grants made in the period from May through August 2012. In re-evaluating these analyses, the Company re-assessed certain of the key components of the historical contemporaneous valuation analyses, including: the use of trailing 12 months’ revenues as a component of the market comparable approach; the group of comparable companies; and the use of the income approach.

The Company re-examined the use of trailing 12 months’ revenues in the market comparable approach. The Company acknowledges that the use of trailing 12 months’ revenues could potentially result in lower valuations for companies experiencing rapid revenue growth. The Company therefore calculated the re-assessed fair value using a 100% weighting of the projected future 12 months’ revenue multiple for the above dates, rather than the 50% weighting used in the historic valuations as of May 1, June 30 and July 31, 2012. The Company believes that this analysis based on projected revenues was also more comparable to the market-based analyses later used by the underwriters to advise the Company on the initial public offering price range.

Second, the Company also re-examined the composition of the group of comparable companies used in the previous market comparable method analyses. The Company acknowledges that while the comparable companies used in its historic valuations were similar to the Company in terms of business and target markets, these valuations would not reflect the comparison to other high-growth technology companies to which the underwriters looked in their valuation analyses.

The Company therefore revised the group of comparable companies in its market comparable approach to use the same set of high growth technology companies used by the underwriters in their valuation analyses. The revised set of companies in the group was: Cornerstone OnDemand, Inc., Demandware, Inc., Jive Software, Inc., LinkedIn Corporation, Netsuite, Inc., Palo Alto Networks, Inc. (for valuation dates subsequent to its initial public offering), Salesforce.com, Inc., ServiceNow, Inc. (for valuation dates subsequent to its initial public offering), Splunk, Inc. and VMware, Inc. This resulted in median multiples of future 12 months’ revenue of 10.6x, 9.0x and 9.4x as of May 1, June 30 and July 31, respectively, as compared to the multiples of 5.6x, 5.8x and 5.5x, respectively, in the historical valuations and previously noted to the Staff.

The Company believes that it would be most appropriate to reflect fully the use of the revised group of comparable companies for valuations after June 28, 2012, the date that the Company first submitted a draft registration statement for a proposed initial public offering. Accordingly, to begin the transition to using the revised group of comparable companies, in its re-assessment of the value of common stock as of May 1, 2012, the Company applied an equal weighting of (1) the value that resulted from using a 100% weighting of future 12 months’ revenues, while using the original group of comparable companies and (2) the value that resulted from taking into account this revised set of comparable companies with a 100% weighting of future 12 months’ revenues.

The Company believes this is reasonable because there was substantial uncertainty in May as to whether an initial public offering would be viable during 2012 given the overall market uncertainty for initial public offerings at that time. Furthermore, the Company had not yet retained an underwriter as of May 1 and did not yet have a Chief Financial Officer. However, with the submission of its draft registration statement on June 28, and the fact that ServiceNow, Inc. priced its initial public offering on that date (the first initial public offering of a high-growth technology company since the Facebook initial public offering in May), the Company believes that an offering became more certain.

Third, in calculating the re-assessed values for subsequent dates, the Company computed these amounts with a 100% weighting to the market comparable method. For the previous valuation as of May 1, 2012, an equal weighting of the market comparable method and the income approach was used. For the previous June 30 and July 31, 2012 valuations, a two-thirds weighting of the market comparable approach and a one-third weighting of the income approach was used The Company believes the move to a 100% weighting of the market comparable method was appropriate given the emphasis on market comparable companies in the initial public offering price valuation discussions. Had the income approach been used in the reassessments, the valuations would have been reduced.

After taking into consideration the same assumptions and the non-marketability discounts used in each of the historic valuations and using the revised methodologies described above, the Company noted the following fair values of the common stock:

	May 1, 2012	June 30, 2012	July 31, 2012
Original Valuation	$7.05	$8.55	$9.20
100% weighting to future 12 months’ revenues with original set of comparable companies	$8.80	$10.15	$11.10
100% weighting to future 12 months’ revenues with revised set of comparable companies	$16.80	$15.20	$17.90
Re-assessed fair value	$12.80 (reflecting equal weighting of the two cells above)	$15.20	$17.90

As a result, the Company’s option grant and restricted stock issuance activity commencing in May 2012 through the date of this letter would have been as follows:

Grant Date	Number of Shares	Exercise Price	Reassessed Fair Value	Difference
May 2012	4,736,550	$7.05	$12.80	$5.75
July 2012	406,250	$8.55	$15.20	$6.65
August 8, 2012	243,500	$8.55	$17.90	$9.35
August 28 and September 8 and 10, 2012	934,850	$9.20	$22.50	$13.30
September 28, 2012	15,000	$22.50	$22.50	$0
October 2012	170,750	$22.50	$22.50	$0

As a result of the reassessed fair values for financial reporting purposes, the Company had aggregate additional share-based compensation expense of $23.0 million. This aggregate amount would be amortized over the five-year service period of the awards, which would have resulted in additional share-based compensation expense of $1.0 million for the six months ended July 31, 2012. The impact of the additional compensation expense on the Company’s net loss would be approximately 2% in the six months ended July 31, 2012 and would have no significant financial statement impact on the consolidated balance sheet as of July 31, 2012. Accordingly, the Company believes that this represented an immaterial impact on its consolidated results of operations for the six months ended July 31, 2012 and is not anticipated to be material to the quarter ending October 31, 2012 when it plans to record a “catch up” adjustment. The Company also considered qualitative factors, including that the additional expense was a non-cash expense and did not change any operating trends. Therefore, the Company intends to reflect this additional expense in the quarter ending October 31, 2012.

As noted in previous correspondence with the Staff, subsequent to July 31, the Company had two secondary sales of its common stock at prices of $19 and $20 per share. The Company was notified of a potential sale on August 17 for $20 per share, which the Company took into consideration in its re-assessment by increasing the value of the common stock from $17.90 on August 8 to $22.50 on August 28. The Company was subsequently notified of an additional transaction in early September for a price of $19 per share, which the Company also considered. However, in light of the proximity of the August 28 and later grants to the date of the determination of an initial public offering price range of $21-$24 per share on September 17, the Company determined to use the midpoint of that price range for grants commencing on August 28.

The Staff also requested that the Company discuss the extent that it had taken into account deferred revenue and backlog levels and sales pipeline at the various valuation dates. The Company advises the Staff that the deferred revenue and backlog amounts were reflected in the Company’s revenue and cash flow forecasts that were used in performing its historical and revised valuations. In arriving at these forecasted amounts, the Company also took in to account its average sales cycle time, its “pipeline” (sales opportunities not yet completed) and its historical conversion rates of opportunities throughout its sales cycle. The factors were incorporated into a bookings forecast, which was in turn reflected in the Company’s cash flow and revenue forecasts. In addition, as noted in its previous correspondence with the Staff, the Company provided substantially similar forecasts to the underwriters as compared to those used in the prior July 31, 2012 valuation analysis.

The Company also advises the Staff that it proposes to include the additional disclosure indicated on Exhibit A to this letter in a pre-effective amendment to be filed today.

*****

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey Vetter
Jeffrey Vetter

cc:	Mark S. Peek, Chief Financial Officer
James P. Shaughnessy, Esq., General Counsel
Melanie D. Vinson, Esq., Corporate Counsel
Workday, Inc.

Gordon K. Davidson, Esq.
Niki Fang, Esq.
Fenwick & West LLP

Andrew Cotton
Darcy Lopes
Ernst & Young LLP

Brooks Stough, Esq.
David W. Van Horne, Jr., Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

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